Exhibit 2.1

MEMBERSHIP INTEREST PURCHASE AGREEMENT

This MEMBERSHIP INTEREST PURCHASE AGREEMENT (this “Agreement”) is made effective as of October 30, 2009, by and between (i) REDHAWK ENERGY CORPORATION, a Delaware corporation (the “Buyer”), and (ii) XXTREME GROUP, L.L.C., a Louisiana limited liability company (“Xxtreme Group”), Justin Jansky (“Mr. Jansky”) and Charlie Jansky (“Mrs. Jansky”), both residents of Lavaca County, Texas (collectively “Seller”) for the purpose of Seller selling to Buyer 100% of the outstanding membership interests in the companies listed on Exhibit “A” (the “Companies”).

WHEREAS, Seller owns in the aggregate 100% of the outstanding equity interests, represented by membership interests, of and equity interests in the Companies (“Companies Membership Interests”) and wish to sell and transfer to Buyer, which wishes to purchase and acquire from Seller, 100% of the Companies Membership Interests in return for certain cash consideration as provided herein;

WHEREAS, the Parties to this Agreement have calculated an initial purchase price for the Companies on the basis of a 4x multiple of the 12 month trailing EBITDA of the Companies as determined by the December 31, 2008, audited financial statements of the Companies (the “Base Purchase Price”);

WHEREAS, the Parties to this Agreement intend that the Base Purchase Price will be subject to adjustment as provided herein;

NOW, THEREFORE, in consideration of the premises and the representations, warranties and agreements herein contained, the parties hereto agree as follows:

ARTICLE 1

PURCHASE AND SALE

1.1 Basic Transaction. Subject to the terms and conditions of this Agreement, the Buyer agrees to purchase from Seller, and Seller agrees to sell to the Buyer, all of the Companies Membership Interests owned by Seller, for the consideration specified in Section 1.2.

1.2 Base Purchase Price. On the date of the closing of the transactions contemplated by this Agreement, and in consideration of the delivery of the Companies Membership Interests, the Buyer agrees to pay to Seller an aggregate sixty-six million and No/100 Dollars ($66,000,000.00) Dollars (the “Base Purchase Price”), based on adjusted EBITDA of the Companies of $16,500,000, at the Closing Date, as follows:

(a) Payment of the sum of $2,000,000, in cash, by wire transfer or other delivery of immediately available funds (the “Closing Cash Payment”).

(b) Delivery of the number of shares of Class B Convertible Redeemable Subordinated Preferred Stock, Series One (“Class B Preferred Stock-Series One”), as described in Section 1.6(b)(2)(A) hereof, equal to $45,000,000, based upon a liquidation value of $100 per share, subject to reduction for the amount specified in Section 1.3 hereof aggregating $11,000,000.

(c) Delivery of the number of shares of Class B Convertible Redeemable Subordinated Preferred Stock, Series Two (“Class B Preferred Stock-Series Two”), as described in Section 1.5(b)(2)(B) hereof, equal to $8,000,000, based upon a liquidation value of $100 per share.

The term “EBITDA” as used in this Agreement means for the applicable fiscal period, an amount equal to (1) net income, plus (2) income taxes, both federal and state franchise “margin” taxes (to the extent deducted from net income), plus (3) depreciation, plus (4) amortization, plus (5) interest expense, plus (or minus) (6) any non-recurring expense (or income). EBITDA shall be calculated on the basis of the Companies actual earnings and shall not include actual or pro forma earnings of any companies acquired by the Companies following the closing of the transactions contemplated by this Amended Agreement.

1.3 Base Purchase Price Adjustment. The Base Purchase Price is reduced by the sum of all Assumed Indebtedness at the Closing Date which total $11,000,000 (the “Adjusted Base Purchase Price”). The term “Assumed Indebtedness” means current outstanding bank debt, purchase money debt, and capital leases remaining in the Companies following the closing and is set forth in the Seller Disclosure Schedule (as defined below). The adjustment to the Base Purchase Price under this Section 1.3 is made to the portion of the Base Purchase Price described in Section 1.2(b) hereof.

1.4 Post Closing Adjustments. If (a) the dollar amount of the average annual EBITDA for the fiscal years of 2010, 2011 and 2012, multiplied by four is less than (b) the dollar amount of the Base Purchase Price, the Adjusted Base Purchase Price will be reduced by an amount equal to the difference between the two dollar amounts, retroactively to the Closing Date. Any such reduction will be applied as provided in Section 1.5(c)(8) hereof.

1.5 Buyer Capitalization. At Closing, the capitalization of Buyer will consist of the following:

(a) Common Stock. 100,000,000 authorized shares of common stock, $0.001 par value per share, of which the number of issued and outstanding shares at the closing will be no more than 10,000,000 shares.

(b) Preferred Stock. A sufficient number of authorized shares of preferred stock for three classes as follows:

(1) Class A. No less than 100,000 shares and no more than 150,000 shares with a $100 liquidation preference and such other preferences as may be negotiated by Buyer with prospective investors.

(2) Class B.

(A) Series One. The Class B Preferred Stock - Series One will have a $100 liquidation preference which is subordinate to the liquidation preference of the Class A Preferred Stock; will be redeemable by Buyer on the terms set forth in Section 1.5(c) hereof will have terms which include, but are not limited to, a right of the preferred stockholder to approve material capital expenditures not financed by Buyer to be exercised in a timely fashion with commercially reasonable discretion; and will bear a cumulative coupon of 3.5% and a conversion price of $0.763 per share. Such Class B Preferred Stock—Series One will contain the terms set forth in the Certificate of the Designations, Powers, Preferences and Rights of the Class B Preferred Stock – Series One in the form annexed hereto as Exhibit B.

(B) Series Two. The Class B Preferred Stock—Series Two will have the same rights, privileges and benefits as the Class B Preferred Stock—Series One, including the same conversion price, will be pari passu in respect to the payment of dividends and liquidation preference with Series One of the Class B Preferred Stock, but will bear a cumulative coupon of 5.0%. Such Class B Preferred Stock—Series Two will contain the terms set forth in the Certificate of the Designations, Powers, Preferences and Rights of the Class B Preferred Stock – Series Two is annexed hereto as Exhibit C.

(3) Class C. A number of shares of Class C Preferred Stock to be determined at a future date will be reserved for possible issue following the closing of the purchase of the Companies. The liquidation preference of the Class C Preferred Stock will be of equal priority as that of the Class B Preferred Stock, but dividend and redemption payment terms of Class B Preferred Stock will be superior in rights to the Class C shares.

(c) Redemption and Payment of Dividends on Class B Preferred Stock-Series One.

(1) Buyer will set up a sinking fund for the payment of dividends and the redemption of the Class B Preferred Stock—Series One, to the extent not previously redeemed. On the tenth business day following the last business day of each fiscal quarter after the closing, Buyer will deposit in the sinking fund an amount equal to 50% of the Excess Cash Flow of the Companies on a consolidated basis. “Excess Cash Flow” means for the applicable fiscal period, an amount equal to EBITDA, less (A) principal payments of the Companies debt service, (B) taxes, and (C) unfinanced capital expenditures.

(2) All payments of dividends or redemption of Class B Preferred Stock—Series One prior to October 30, 2014, will be made solely from the sinking fund and no other funds of Buyer will be utilized.

(3) Buyer is obligated to redeem and pay dividends on the Class B Preferred Stock – Series One in cash on the Dividend Payment Date (as defined in Section 1.5(c)(4) hereof) by wire transfer or other immediately available funds.

(4) Commencing for the fiscal year ended December 31, 2009, accrued dividends will be paid on the Class B Preferred Stock – Series One. Payments will be made on the tenth business day following the last business day of each fiscal quarter, commencing on or before January 15, 2010, and will continue on a quarterly basis so long as shares of Class B Preferred Stock – Series One are outstanding (the “Dividend Payment Date”).

(5) Solely from the funds available in the sinking fund, Buyer will begin making payments to redeem the Class B Preferred Stock-Series One after the fiscal year ending on December 31, 2012, commencing on the first Dividend Payment Date immediately following the date that is 30 days after delivery of Buyer’s annual audit by its certified public accountants for fiscal year 2012, and continuing quarterly thereafter on each subsequent Dividend Payment Date so long as any shares of Series One Preferred Stock remain outstanding.

(6) In connection with the adjustment, if any, made under Section 1.4 hereof, a “true up” of the quarterly payments of dividends will also be made. If the sum of the quarterly dividend payments made during the preceding fiscal year exceeds the true amount of 50% of Excess Cash Flow of the Companies, such amount will be credited against future payments of dividends or redemptions. If, on the other hand, the sum of quarterly payments of dividends during the preceding fiscal year is less than the true amount of 50% of Excess Cash Flow of the Companies, the difference will be due and payable on the next succeeding Dividend Payment Date. All amounts in the sinking fund not distributed will remain in the sinking fund.

(7) All outstanding, unredeemed shares of Class B Preferred Stock – Series One must be redeemed and all accrued unpaid dividends are due and payable in full on or before January 15, 2015. If the sinking fund is insufficient for these payments, then Buyer must make payment from other sources and is otherwise fully liable and obligated to make such payments.

(8) If the Adjusted Base Purchase Price is adjusted as provided in Section 1.4 hereof, the cumulative dividends paid on the Class B Preferred Stock – Series One will likewise be adjusted. To the extent that dividends have been paid on a number of shares of Class B Preferred Stock – Series One in excess of the number of shares resulting from the adjustment set forth in Section 1.4, the amount of the overpayment will be credited to the redemption payment due on January 15, 2015.

(d) Redemption and Payment of Dividends on Class B Preferred Stock-Series Two. The Buyer is obligated to redeem 100% of the shares of Class B Preferred Stock – Series Two on or before December 31, 2009 (the “First Redemption Date”), plus all accrued, unpaid dividends through the First Redemption Date, unless, at the option of the holders of such shares, they elect to postpone such First Redemption Date for a period of 60 days upon delivery of written notice of their exercise of such option. There is no restriction regarding the source of payment of the redemption price and dividends earned upon redemption in respect to the First Redemption Date, as may be extended.

1.6 Cancellation of Class B Preferred Stock. If Steve Turner’s employment agreement is terminated prior to its initial termination date (e) by Mr. Turner for any reason except for cause or his death or partial or total disability, or (f) by Buyer for cause, then all unredeemed Class B Preferred Stock then outstanding, but excluding any shares of Preferred Stock deposited in escrow under the terms of the Key Employee Escrow Agreement, will be immediately cancelled and no other redemption payments will be made in respect to such cancelled stock.

1.7 Personal Guaranty. Following the closing Steve Turner will maintain any personal guarantees pertaining to Assumed Indebtedness up to the amount of the Assumed Indebtedness outstanding at the closing. Such guarantees must be maintained until (g) the underlying debt matures, is refinanced, or is paid in full or (h) Steve Turner’s employment agreement delivered at Closing under Section 1.9 hereof, is terminated by Buyer without cause or by Mr. Turner for cause.

1.8 Key Employee Escrow. At Closing, Seller shall deposit the number of shares of Class B Preferred Stock Series One and Series Two (the “Employee Escrow Shares”) specified by Seller prior to Closing into an escrow account (the “Key Employee Escrow Account”) under the terms of a Key Employee Escrow Agreement, in the form attached hereto as Exhibit D The shares deposited in the Key Employee Escrow Account will be used as an inducement to retain Brent Barnard, Mr. Jansky, Bobby Lopez and Robert P. Messer, Jr. (the “Key Employees”), throughout the period that Class B Preferred Stock remains unredeemed

1.9 Closing. The closing of the transactions contemplated by this Agreement (“Closing”) occurs contemporaneously with the execution of this Agreement (the “Closing Date”).

(a) At the Closing: (1) Seller will deliver the various certificates, instruments, and documents listed on Schedule 1.9 attached hereto; (2) Buyer will deliver the various certificates, instruments and documents listed on Schedule 1.9 attached hereto; (3) Seller will deliver the certificates representing Seller’s Companies Membership Interests together with completed instruments of transfer transferring the Companies Membership Interests to Buyer duly executed by Seller (collectively, the “Membership Certificates”); and (4) Seller shall deposit the Escrowed Employee Shares in the Key Employee Escrow Account, as prescribed in Section 1.8 hereof.

1.10 No Assignments. No assignment, transfer or other disposition of record or beneficial ownership of any equity interests of the Companies Membership Interests may be made on or after the date hereof prior to Closing or termination of this Agreement.

1.11 Payment in Full Satisfaction of All Rights. The delivery of the Purchase Price consisting of the Closing Cash Payment and Class B Preferred Stock represents the full consideration for all rights pertaining to the outstanding Companies Membership Interest, subject to the performance by Buyer of its obligations arising under the terms of Class B Preferred Stock.

1.12 Included Assets. The conveyance of the Companies Membership Interests includes all assets now owned by each of the Companies, including, without limitation, the name, “Xxtreme”, all assumed fictional business names, trade names, registered and unregistered trademarks, service marks and applications, and all rights in internet web sites and internet domain names presently used by any of the Companies

ARTICLE 2

REPRESENTATIONS AND WARRANTIES

2.1 Representations and Warranties by Seller. Each Seller represents and warrants to the Buyer that the statements contained in this Section 2.1 are correct as to itself, himself and herself, as the case may be, as of the Closing Date, except as set forth in the disclosure schedule delivered by Seller to the Buyer on the date hereof (the “Seller Disclosure Schedule”). The

Seller Disclosure Schedule is arranged in sections and paragraphs corresponding to the lettered and numbered sections and paragraphs contained in this Section 2.1. References in Section 2.1 to a numbered schedule mean the section of the Seller Disclosure Schedule that corresponds with that number; for example, references to “Schedule 2.1(d)” mean Section 2.1(d) of the Seller Disclosure Schedule. Notwithstanding anything herein to the contrary, each matter disclosed in either the Seller Disclosure Schedule or the Companies Disclosure Schedule shall be deemed responsive to all other Sections of the Agreement to which disclosure is required by Seller and/or the Companies so long as the responsiveness of such a disclosure matter to another Section of the Agreement and/or disclosure schedule is apparent on the face of the Schedule.

(a) Qualification. Xxtreme Group is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Louisiana, and Seller has the full legal and organizational right, power and legal authority and all licenses, permits, titles and authorizations necessary to own all of its properties and assets and to carry on its business as it is now being conducted.

(b) Authority Relative to Agreement. Seller has the full right, power and legal authority to execute and deliver this Agreement. Seller has the full right, power and legal authority to perform this Agreement and to consummate the transactions contemplated on his or her part hereby. No proceeding on the part of Seller, and no notice, consent, authorization, order or approval of, filing or registration with, any governmental commission, board or other regulatory body or any bank, bonding company, lender, surety, customer, supplier, or any other person or entity whatsoever is required for or in connection with the execution and delivery of this Agreement by Seller. No proceeding on the part of Seller, and no notice, consent, authorization, order or approval of, filing or registration with, any governmental commission, board or other regulatory body or any bank, bonding company, lender, surety, customer, supplier, or any other person or entity whatsoever is required for or in connection with the performance by Seller of this Agreement and the consummation by Seller of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Seller and is a valid and binding agreement of Seller, enforceable against Seller in accordance with its terms, except as such enforcement is subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws relating to or affecting creditors’ rights.

(c) Non-Contravention. The execution, delivery, and performance of this Agreement by Seller does not and the consummation by Seller of the transactions contemplated hereby will not (1) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, government agency, or court to which the Seller or any of its assets are subject, (2) violate any provision of the Articles of Organization or Operating Agreement of the Seller, or (3) violate or result in, with the giving of notice or the lapse of time or both, the violation of any provision of, or result in the acceleration of or entitle any party to accelerate (whether after the giving of notice or lapse of time or both) any obligation under, or result in the creation or imposition of any lien, charge, pledge, security interest or other encumbrance upon any of the property of Seller pursuant to any provision of any mortgage, lien, lease, contract, agreement, license, or instrument to which Seller is a party or by which any of its assets are bound. The execution, delivery and performance of this Agreement by Seller does not, and will not, violate or conflict with any other restriction of any kind or character to which Seller is subject or by which any of its may be bound, and the same does not, and will not, constitute an event permitting termination of any such mortgage, lien, lease, agreement, license or instrument to which Seller is a party or by which any of its assets are bound.

(d) Ownership of the Companies Membership Interest. Seller holds of record and owns beneficially the Companies Membership Interest set forth next to its, his, or her name in Schedule 2.1(d). Seller is, and as of the Closing Date, will be the sole and exclusive lawful owner of such Companies Membership Interest free and clear of all liens, claims, encumbrances and rights of others of any nature whatsoever, with full power to vote all such Companies Membership Interest on any matter that may properly come before shareholders of the Companies, and Seller may exercise such voting power on any matter without violation of the rights of any person. There are no rights, warrants or options outstanding with respect to such Companies Membership Interest, and Seller has no obligation to deliver Companies Membership Interest of the Companies or any of its Subsidiaries (as defined below) to any person as of the date hereof, at any time on or prior to either of the Closing Date, thereafter or as a result thereof or in connection therewith except as provided in this Agreement.

(e) Organization and Qualification, etc. The Companies are limited liability companies duly organized, validly existing and in good standing under the laws of the State of Texas, have the full right, power and legal authority and all licenses, permits, titles and authorizations necessary to own all of its properties and assets and to carry on its business as it is now being conducted. The copies of the Companies’ Articles of Organization, Certificates of Formation, Company Agreement, and Operating Agreements, as the case may be, as amended to date, which have been delivered to Buyer, are complete and correct, and such instruments, as so amended, are in full force and effect. The Companies are duly qualified to do business and are in good standing in each jurisdiction where, to the reasonable belief of the Companies, the failure to be so qualified would have a material adverse effect on the Companies, which foreign jurisdictions are listed in Schedule 2.1(e).

(f) Membership Interest. The authorized and outstanding equity securities of the Companies are as set forth in Schedule 2.1(f). All of the outstanding equity securities of each of the Companies have been duly authorized and validly issued and are fully paid and nonassessable. Seller is now and will be on the Closing Date the record and beneficial owners and holders of the Membership Interests, free and clear of all any charge, claim, community property interest, condition, equitable interest, lien, option, pledge, security interest, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership. None of the Companies Membership Interests have been issued in violation of the preemptive rights of any past or present member thereof. As of Closing, there shall be no outstanding subscriptions, Companies Membership Interests, calls, warrants, options, contracts, commitments, or demands relating to the Companies Membership Interests or other agreements of any character under which the Companies would be obligated to issue or purchase any Companies Membership Interests. As of Closing, there are no outstanding equity appreciation, phantom equity securities, profit participation or similar rights with respect to the Companies. As of Closing, there are no voting agreement, voting trust, proxy, or other agreement or understanding with respect to the voting of any of the Companies Membership Interests or any other equity interest of the Companies. The Companies have no commitments to issue or sell any securities or obligations convertible into or exchangeable for, or giving any person any right to subscribe for or acquire from the Companies, any equity securities and no securities or obligations evidencing any such rights are outstanding.

(g) Books and Records. All of the books of account and other financial records of each Company which have been made available to Buyer are complete and correct in all material respects and represent actual, bona fide transactions and have been maintained in accordance with sound business practices. The minute books of each Company, all of which have been made available to Buyer, contain accurate and complete Records of all meetings held of, and organizational action taken by, the members or managers, as the case may be, of each Company, and no meeting of such members or managers has been held for which minutes have not been prepared or are not contained in such minute books.

(h) Subsidiaries. Except as set forth in Schedule 2.1(h), none of the Companies, directly or indirectly, own or control more than ten percent (10%) of the voting securities, or serve as manager or general partner, of any corporation, firm, partnership, joint venture or other business entity (“Subsidiary”). None of the Companies or their respective Subsidiaries, if any, owns or has any right or obligation to acquire any class of securities (including, without limitation, debt securities) issued by any person or entity and none of the Companies or their respective Subsidiaries, if any, are a party to or bound to any partnership, joint venture, voluntary association, or other agreement with any person or entity for the conduct of any business.

(i) Financial Information. Seller has previously furnished Buyer with true and complete copies of the balance sheets of each of the Companies and their respective Subsidiaries, as applicable, for the two calendar years ended December 31, 2007 and December 31, 2008 and the related statements of income, retained earnings and cash flows for the twelve-month periods then ending. These 2007 and 2008 financial statements were audited by UHY, LLP, certified public accountants. Seller has also furnished Buyer with true and complete copies of the unaudited financial compilations for the twelve-month period ended December 31, 2008. All financial statements provided to Buyer have been prepared in conformity with GAAP consistently applied. Such financial statements present fairly the financial position and results of operations of the Companies and their consolidated Subsidiaries as of and for the respective periods then ended. The Companies and their Subsidiaries do not have any liabilities or obligations of a type which should be included in or reflected as such in financial statements prepared in accordance with GAAP, whether related to tax or non-tax matters, accrued or contingent, due or not yet due, liquidated or unliquidated, or otherwise, except as and to the extent disclosed or reflected in such financial statements. Collectively, the financial statements are the “Companies Financial Statements.” Copies of the Companies Financial Statements are attached as Schedule 2.1(i).

(j) Absence of Certain Changes or Events. Since December 31, 2008, except to the extent described in Schedule 2.1(j), none of the Companies:

(1) has sold, leased, transferred, or assigned any of its assets, tangible or intangible, other than for a fair consideration in the ordinary course of business;

(2) has entered into any agreement, contract, lease, permit or license (or series of related agreements, contracts, leases, permits and licenses) involving more than $10,000 in the aggregate or outside the ordinary course of business;

(3) are party to any agreement, contract, lease, permit or license (or series of related agreements, contracts, leases, permits and licenses) involving more than $10,000 in which any party to such agreement, etc. (including the Companies) has breached, accelerated, terminated, modified, or canceled any such agreement contract, lease, permit or license (“Companies Contracts”);

(4) has imposed or allowed any lien, encumbrance or security interest to be placed upon any of its assets, tangible or intangible (other than the Permitted Exceptions, as defined below);

(5) has made any capital expenditure (or series of related capital expenditures) involving more than $10,000 in the aggregate or outside the ordinary course of business;

(6) has made any capital investment in, any loan to, or any acquisition of the securities or assets of, any other corporation, partnership, limited liability Companies or other person (or series of related capital investments, loans, and acquisitions) involving more than $10,000 in the aggregate or outside the ordinary course of business;

(7) has issued any note, bond, or other debt security or created, incurred, assumed, or guaranteed any indebtedness for borrowed money or capitalized lease obligation involving more than $10,000 in the aggregate;

(8) has delayed or postponed the payment of accounts payable and other liabilities outside the ordinary course of business;

(9) has canceled, compromised, satisfied, settled, waived, or released any right or claim (or series of related rights and claims) involving more than $10,000 in the aggregate or outside the ordinary course of business;

(10) has granted any license or sub-license of any rights under or with respect to any Intellectual Property (as defined in Section 2.1(p) below);

(11) has authorized or made any change, amendment, or modification to its Articles of Organization or Operating Agreement;

(12) has issued, sold, or otherwise disposed of any of its equity or Membership Interests, or granted any options, warrants, rights of first refusal, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any of its equity or Membership Interests;

(13) has declared, set aside, or paid any dividend or made any distribution with respect to its equity interests or Membership Interests (whether in cash or in kind) or redeemed, purchased, or otherwise acquired any of its equity interests or Membership Interests;

(14) has experienced any damage, destruction, or loss to their property in excess of $10,000 which is not covered by insurance;

(15) has made any loan to, or entered into any other transaction with, any of their directors, officers, managers, shareholders and employees outside the ordinary course of business;

(16) has entered into any employment contract or collective bargaining agreement, written or oral, or modified the terms of any existing such contract or agreement;

(17) has granted any increase in compensation to any of their directors, officers, employees, consultants or agents in excess of five percent of such person’s base compensation;

(18) has adopted, amended, modified, or terminated any bonus, stock option, profit-sharing, incentive, severance, or other benefit plan, contract, or commitment for the benefit of any of their directors, officers, managers, equity-holders and employees (or taken any such action with respect to any other employee benefit plan);

(19) has made any other change in employment terms for any of their directors, officers, managers and employees outside the ordinary course of business;

(20) has made or pledged to make any material charitable or other contribution outside the ordinary course of business;

(21) has experienced any occurrence, event, incident, action, failure to act, or transaction outside the ordinary course of business involving such Company which could have a material adverse effect on its assets or its business;

(22) has experienced any material adverse change in the business, financial condition, operation, results of operation, or future prospects of the Companies;

(23) has experienced any work interruptions, or labor grievances or employee claims filed against the Companies;

(24) has been party to any merger or consolidation or agreement to merge or consolidate with or into any other corporations or entity;

(25) has experienced any material devaluation of inventory due to obsolescence, deterioration, or pilferage, and inventory on hand and held for resale is good and saleable merchandise except as disclosed on Section 2.1(j);

(26) has transferred to any of its equity holders or other third party any tangible or intangible property, which transfer is not properly disclosed in the Financial Statements.

(27) has any exception to having good and merchantable title to all inventory in the actual or constructive possession of the Companies which inventory is valued on the books and records of the Companies at an amount not greater than the lower of its cost or market value;

(28) experienced any products liability claims;

(29) other than activities in accordance with normal industry business practices, including but not limited to, by way of example, gifts of minimal value, entertainment, meals and social invitations, have, directly or indirectly (A) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any person, private or public, regardless of form, whether in money, property, or services: (i) to obtain favorable treatment for business secured; (ii) to pay for favorable treatment for business secured; (iii) to obtain special concessions or for special concessions already obtained, for or in respect of the Companies or any Affiliate of the Companies; or (iv) in violation of any Applicable Law; or (B) established or maintained any fund or asset that has not been recorded in the books and records of the Companies; and

(30) has committed, orally or in writing, to do any of the foregoing.

(k) Undisclosed Liabilities. Except as set forth on Schedule 2.1(k), none of the Companies has any liabilities (and there is no known basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against the any of the Companies or respective Subsidiaries giving rise to any liability), except for (1) liabilities set forth on the face of the Companies Financial Statements (including the notes thereto) and (2) liabilities which have arisen after December 31, 2008, in the ordinary course of business (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of law).

(l) Permits and Legal Compliance. Each of the Companies has all permits, licenses, orders, qualifications, and approvals of all governmental and regulatory authorities material to the conduct of their business, a correct and complete list of which is set forth in Schedule 2.1(l). All such permits, licenses, orders and approvals are in full force and effect, and no suspension or cancellation of any of them is pending or threatened. None of such permits, licenses, orders or approvals, and no application for any of such permits, licenses, orders or approvals, will be adversely affected by the consummation of the transactions contemplated by this Agreement. To the best of Seller’s knowledge, each of the Companies has complied with all Applicable Laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder) of federal, state, local, and foreign governments (and all agencies thereof), and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against any of the Companies alleging any failure so to comply.

(m) Title to Properties; Absence of Liens and Encumbrances, etc. Each of the Companies has good and marketable title to all of the real, tangible personal and mixed properties and assets owned by them and used in their business, free and clear of any liens, charges, pledges, mortgages, conditional sales contracts, security interests or other encumbrances (other than Permitted Exceptions as defined in Section 2.1(m) below). A correct and complete list of all such properties and assets (other than properties and assets described in Section 2.1(o)- Software; Section 2.1(p) – Patent, Trademark, etc; Section 2.1(q) – List of Property, Contracts, and Section 2.1(r) – Use of Real Property) with a historical cost in excess of $5,000 is set forth on Schedule 2.1(m). The properties and assets of the Companies are free and clear of any liens, charges, pledges, mortgages, conditional sales contracts, security interests or other encumbrances (other than Permitted Exceptions).

(n) Condition and Sufficiency of Assets. The buildings, plants, structures, and equipment of the Companies are structurally sound, are in good operating condition and repair, and are adequate for the uses to which they are being put, and none of such buildings, plants, structures, or equipment is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost. The building, plants, structures, and equipment of the Companies are sufficient for the continued conduct of the Companies’ businesses after the Closing in substantially the same manner as conducted prior to the Closing.

(o) Software. Schedule 2.1(o) contains a list or description by type of all operating and applications computer programs and data bases (“Software”) which any of the Companies uses or has available for use and plans to use, and such Software constitutes all the Software which is used to operate the business of the Companies as currently conducted. All such Software is owned outright by the Companies except as indicated on Schedule 2.1(o). As to any Software which Schedule 2.1(o) indicates is not owned by the Companies, the owner of such Software is identified on Schedule 2.1(o), and the Companies have the right to use the same pursuant to valid leases or licenses therefor. To the best of Seller’s knowledge, none of the Software used by or available to any of the Companies, and no use thereof, infringes upon or violates any patent, copyright, trade secret or other proprietary right of anyone else and no claim with respect to any such infringement or violation is known to be threatened.

(p) Patent, Trademark, etc. Claims. Each of the Companies is the owner or licensee of all patents, patent licenses, trademarks/service marks/trade names, trademark/service mark/trade name registrations, copyrights, and copyright registrations or any other intellectual property (“Intellectual Property”) used in the operation of its businesses as presently conducted and purported to be owned or licensed by such Company; and a correct and complete list of such Intellectual Property is set forth in Schedule 2.1(p) of the Companies Disclosure Schedule. Each item of Intellectual Property owned or used by any of the Companies immediately prior to the Closing will be owned or available for use by the Companies on the same terms and conditions immediately after the Closing. Each of the Companies own or have the right to use all such Intellectual Property. To the best of Seller’s knowledge, the Companies have not infringed, and are not now infringing, on any trade name, trademark, service mark, or copyright belonging to any other person, firm or corporation and have not received any notice of such infringement. None of the Companies is party to any license, sub-license, agreement or arrangement pursuant to which any of the Companies use Intellectual Property except as shown in Schedule 2.1(p). With respect to each such license, sub-license, agreement or arrangement set forth in Schedule 2.1(p):

(1) the license, sub-license, agreement or arrangement covering the item is legal, valid, binding, enforceable, and in full force and effect;

(2) the license, sub-license, agreement or arrangement will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms immediately following the Closing;

(3) no party to such license, sub-license, agreement or arrangement is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default or permit termination, modification or acceleration thereunder; and

(4) no party to the license, sub-license, agreement or arrangement has repudiated any provision thereof.

Each of the Companies and their Subsidiaries owns, or holds adequate licenses or other rights to use, its trade names in the business as now conducted by it, and such use does not, and will not, conflict with, infringe on, or otherwise violate any rights of others. Seller has delivered to Buyer correct and complete copies of all such licenses, sub-licenses agreements and arrangements (as amended to date) disclosed on Schedule 2.1(p).

(q) List of Properties, Contracts and Other Data. Each of the Companies owns or leases all property and tangible or intangible assets used in the conduct of its business as presently conducted. Except as reflected in such Schedule 2.1(q), all of the property of the Companies is in existence and is in good condition and repair, except for reasonable wear and tear, sufficient to conduct the business of the Company as it is presently being conducted, and in conformity in all respects with all restrictive covenants, building, zoning, OSHA, safety, or other applicable ordinances, restrictions, regulations, or laws. Except for the warranties expressly set forth in this Schedule 2.1(q), Seller makes no other representations concerning the condition of the movable (personable) property. Schedule 2.1(q)(1) and Schedule 2.1(q)(2) contain a list setting forth, with respect to the Companies as of the date hereof, the following:

(1) Schedule 2.1(q)(1) of the Companies Disclosure Schedule lists and describes briefly all real property owned by the Companies and all real property leased or subleased by or to the Companies (whether as lessor or as lessee). Seller has delivered to the Buyer correct and complete copies of the leases and subleases for the real property listed in Schedule 2.1(q)(1) (as amended to date). With respect to each lease and sublease listed in Schedule 2.1(q)(1):

(A) the lease or sublease is legal, valid, binding, enforceable, and in full force and effect;

(B) the lease or sublease will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms immediately following the consummation of the transactions contemplated hereby;

(C) no party to the lease or sublease is in breach or default of any term or provision, and to the best of Seller’s knowledge no event has occurred which, with notice or lapse of time, or both, would constitute a breach or default or permit termination, modification, or acceleration thereunder;

(D) no party to the lease or sublease has repudiated any provision thereof;

(E) except as described on Schedule 2.1(q)(1), there are no disputes, oral agreements, or forbearance programs in effect as to the lease or sublease;

(F) to the best of Seller’s knowledge, with respect to each sublease, the representations and warranties set forth in subsections (A) through (E) above are correct and complete with respect to the underlying lease;

(G) none of the Companies has assigned, transferred, conveyed, mortgaged, deeded in trust, or encumbered any interest in the leasehold or subleasehold;

(H) neither Seller nor any of the Companies has received any notices from any governmental authority as to any violations or alleged violations of any applicable laws, rules and regulations with respect to facilities leased or subleased by any of the Companies or as to any unfulfilled legal requirements in connection with the operation thereof and, such facilities have been operated and maintained in accordance with applicable laws, rules and regulations; and

(I) all facilities leased or subleased thereunder are supplied with utilities and other services necessary for the operation of the Companies at such facilities.

(2) Schedule 2.1(q)(2) of the Companies Disclosure Schedule lists and describes briefly all contracts and commitments (including, without limitation, mortgages, indentures and loan agreements) to which any of the Companies are a party, or to which it or any of their respective assets or properties are subject and which are not specifically referred to elsewhere in Section 2.1, provided that there need not be listed in the Companies Disclosure Schedule (unless required pursuant to the preceding subsections of this Section 2.1(q)) any contract or commitment incurred in the ordinary course of business which requires payments to or by any of the Companies during its remaining life aggregating less than $25,000 or which is terminable by any of the Companies within 30 days without payment of a premium or penalty.

(3) Correct and complete copies of all documents, and descriptions complete in all respects of all oral agreements or commitments (if any), referred to in this Section 2.1(q) have been provided to Buyer or its counsel. None of the Companies or Seller has been notified of any claim that any contract listed in Schedule 2.1(q)(2) of the Companies Disclosure Schedule is not valid and enforceable in accordance with its terms for the periods stated therein, or that there is under any such contract any existing default or event of default or event which with notice or lapse of time or both would constitute such a default.

(r) Use of Real Property. Regarding the use and operation of the owned or leased real property listed in the Companies Disclosure Schedule, none of the Sellers or any of the Companies has received written notice of, nor do any of the Key Employees have knowledge of, (1) any violation of applicable restrictive covenant, zoning or building regulation, ordinance or other law, order, regulation, restriction or requirement relating to the operations of any of the Companies, or (2) any default under any lease, contract, commitment, license or permit. Likewise, none of the Sellers or any of the Companies has received written notice of, nor do any of the Key Employees have knowledge to the effect, that (x) any plant, facility or other building which is owned or covered by a lease set forth in the Companies Disclosure Schedule does not substantially conform with all applicable ordinances, codes, regulations and requirements, or (y) any restriction, law or regulation presently in effect or condition precludes or restricts continuation of the present use of such properties.

(s) Environmental Laws. To the best of Seller’s knowledge, except as shown on Schedule 2.1(s) of the Companies Disclosure Schedule each of the Companies, including, without limitation, its businesses, facilities, property, and equipment has been and is currently in compliance, in all material respects, with all applicable federal, state, and local laws, rules, and regulations of all authorities, including without limitation, applicable Environmental Laws (as hereinafter defined). To the best of Seller’s knowledge, except as shown on Schedule 2.1(s) of the Companies Disclosure Schedule each of the Companies has, is and has been in compliance with, all permits, certificates, licenses and other authorizations required to operate its business, facilities, property, and equipment in compliance with applicable Environmental Laws (“Environmental Permits”), if any, including, without limitation, any relating to the generation, processing, treatment, discharge, storage, transport, disposal, or other management of Hazardous Substances (as hereinafter defined) and those relating to the protection of environmentally sensitive areas and has timely filed all applications for renewal of the same. To the best of Seller’s knowledge, information and belief, except as shown on Schedule 2.1(s) of the Companies Disclosure Schedule the Companies are not now, and will not be in the future, as a result of the operation or condition of the businesses of the Companies on or prior to the date of Closing, subject to any: (1) liability in connection with any release or threatened release of any Hazardous Substance into the environment whether on or off any of its businesses, facilities, premises, properties, or equipment; (2) reclamation, decontamination, removal, investigation, remediation or monitoring requirements under Environmental Laws, or any reporting requirements related thereto; or (3) consent order, compliance order or administrative order relating to or issued under any Environmental Law. There are no, nor have there been any, claims, demands, actions, judgments, notices, proceedings, liens, or liabilities brought, pending or threatened against any of the Companies, or any of their businesses, facilities, properties, premises or equipment relating in any manner to actual or alleged non-compliance with Environmental Laws, harm to the environment, or the release, threatened release, disposal, presence, handling, discharge or storage of or exposure to or damage caused by Hazardous Substances (“Environmental Claims”) as of the Closing Date except as shown on Schedule 2.1(s) of the Companies Disclosure Schedule. To the knowledge of Seller, no requirement of Environmental Laws will require future compliance costs on the part of any of the Companies in excess of Ten Thousand Dollars ($10,000) above costs currently expended in the ordinary course of business. There are no obligations, undertakings or liabilities of any other person or entity, including without limitation, any predecessor-in-interest, arising out of or relating to Environmental Laws, which any of the Companies has agreed to, assumed or retained, by contract or otherwise, except as set forth in Schedule 2.1(s). “Environmental Laws” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Resource Conservation and Recovery Act of 1976, the Clean Air Act, the Clean Water Act, and the Occupational Safety and Health Act of 1970, each as amended, together with all other laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder) of federal, state, local, and foreign governments (and all agencies thereof) concerning pollution, the environment, public or worker health and safety or a community’s right to know including laws relating to emissions, discharges, releases, or threatened releases of pollutants, contaminants, hazardous substances, hazardous materials, hazardous wastes, solid wastes, toxic substances, extremely hazardous substance, hazardous chemical, oil, or petroleum (or any fraction or constituent thereof) (as each of the foregoing items is defined, listed or regulated under Environmental Laws) and such other materials, wastes or substances that are or become classified or regulated as hazardous or toxic under Environmental Laws (collectively, “Hazardous Substances”) in ambient or indoor air, surface water, ground water, or lands or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of Hazardous Substances.

(t) Litigation. Except as described on Schedule 2.1(t), none of the Companies has been served with notice of (or otherwise made or become aware of) any demands, actions,

suits, audits, investigations, unfair labor practices charges, complaints, claims, grievances, proceedings, audits or investigations with respect to any of the Companies pending against the Companies at law or in equity, or before or by any federal, state, municipal, foreign or other governmental department, commission, board, bureau, agency or instrumentality, nor are there any such demands, actions, suits, audits, investigations, unfair labor practices charges, complaints, claims, grievances, proceedings, audits or investigations that are known by Seller to be threatened against any of the Companies.

(u) Labor and Employment Matters.

(1) Schedule 2.1(u) of the Companies Disclosure Schedule sets forth all collective bargaining agreements, employment and consulting agreements (other than consulting agreements terminable by any of the Companies upon not more than thirty (30) calendar days notice without payment of a premium or a penalty), executive compensation plans, bonus plans, deferred compensation agreements, employee pension plans or retirement plans, employee profit sharing plans, employee stock purchase and stock option plans, group life insurance, hospitalization insurance or other plans or arrangements providing for benefits to employees of the Companies.

(2) None of the Companies or Seller has received notice of any controversies between any of the Companies and any employees or any unresolved labor union grievances or unfair labor practice or labor arbitration proceedings pending or threatened, related to any of the Companies, and there are not any organizational efforts presently being made or threatened in an organized fashion involving any of the employees of any of the Companies.

(3) None of Seller or the Companies has received notice of any claim that they have not complied with any laws relating to the employment of labor, including any provisions thereof relating to wages, hours, collective bargaining, the payment of social security and similar taxes, equal employment opportunity, employment discrimination and employment safety, or that it is liable for any arrears of wages or any taxes or penalties for failure to comply with any of the foregoing.

(4) Schedule 2.1(s)(3) of the Companies Disclosure Schedule sets forth the current annual compensation (or basis thereof) of all employees of each of the Companies (by position or by department) as of September 30, 2009.

(5) To the best of Seller’s knowledge, each Company has (A) complied, in all respects with all immigration laws, statutes, rules, codes, orders and regulations, including, without limitation, the Immigration Reform and Control Act of 1986, as amended, the Immigration and Nationality Act, as amended, and the Illegal Immigration statutes, laws, rules and regulations thereto (collectively, the “Immigration Laws”), (B) properly maintained all records required by the Department of Homeland Security (the “DHS”), including, without limitation, the completion and maintenance of the Form I-9 for each of employees of each of the Companies, and (C) responded in a timely fashion to any inspection requests related to such I-9 Forms by DHS or with regard to any No-Match letter received from the U.S. Social Security Administration (“SSA”). As of the date hereof there are no No-Match letters pending for any of the Companies.

(v) Accounts Receivable. All notes and accounts receivable of the Companies are reflected properly on their respective books and records, represent valid obligations of customers arising from bona fide transactions entered into in the ordinary course of business, subject to no setoffs or counterclaims of which Seller is aware (except as clearly indicated in the Companies’ Financial Statements or as set forth in Schedule 2.1(v)). All of such notes and accounts receivable are current and, to the best of Seller’s best knowledge, collectible as of the date hereof, and each of such notes and accounts receivable, to the best of Seller’s best knowledge, will be collected at their recorded amounts, subject to normal adjustments, none of which are material in amount. Schedule 2.1(v) sets forth a complete and accurate list of all notes and accounts receivable as of September 30, 2009, which list indicates the aging of such notes and accounts receivable.

(w) Inventory and Goods on Hand. All inventory of the Companies, whether or not reflected in the financial statements delivered under Section 2.1(i), consists of a quality and quantity usable and salable in the ordinary course of business, except for obsolete items and items of below-standard quality, all of which have been written off or written down to net realizable value in the Companies Financial Statements or on the accounting records of the Companies as of the Closing, as the case may be. All inventories not written off have been priced at the lower of cost or market on a last in, first out basis. The quantities of each item of inventory (whether raw materials, work-in-process, or finished goods) are not excessive, but are reasonable in the present circumstances of the Companies. Seller has delivered to Buyer a complete and accurate list of all goods located on the property of the Companies which are owned by parties other than the Companies. Each of the Companies maintains its books and records in such a fashion that all goods owned by someone other than one of the Companies is reflected completely and accurately and in a manner where all such goods can be identified and located where stored on the Company’s premises.

(x) Insurance. Schedule 2.1(x) sets forth the following information with respect to each insurance policy (including policies providing property, casualty, liability, and workers’ compensation coverage, bond and surety arrangements and Directors and Officers liability) to which each of the Companies has been a party, a named insured, or otherwise the beneficiary of coverage at any time within the past two (2) years (except as to insurance policies owned by third party vendors, contractors and clients of any of the Companies which have contractually named any of the Companies as insured or provided other benefits of coverage as a result of contractual liability coverage, which policies need not be listed on Schedule 2.1(x) but shall be made available for inspection by Buyer’s representatives):

(1) the name, address, and telephone number of the agent;

(2) the name of the insurer, the name of the policyholder, and the name of each covered insured;

(3) the policy number and the period of coverage;

(4) the scope (including an indication of whether the coverage was on a claims made, occurrence, or other basis) and amount (including a description of deductibles and ceilings of coverage); and

(5) a description of any retroactive or “swing” premium adjustments or other loss-sharing arrangements.

To the best of Seller’s knowledge, with respect to each such insurance policy owned by any of the Companies: (z) the policy is legal, valid, binding, enforceable, and in full force and effect with respect to the periods and risks which such policy purports to insure; (aa) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect in accordance with its terms on the same terms immediately following the consummation of the transactions contemplated hereby; (bb) none of the Companies are in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (cc) no party to the policy has repudiated any provision thereof. All of the Companies have been covered during the past five years by insurance similar in scope and amount customary and reasonable for the businesses in which it has engaged during such period. Schedule 2.1(x) of the Companies Disclosure Schedule describes any self-insurance arrangements affecting any of the Companies. “Self insurance arrangements” means any arrangement by which any of the Companies have assumed risks in scope and amount customarily insured by businesses in such Company’s industry and geographic region.

(y) Employee Benefits.

(1) Schedule 2.1(y) of the Companies Disclosure Schedule lists, with respect to the Companies, any subsidiary of Companies and any trade or business (whether or not incorporated) which is treated as a single employer with Companies (an “ERISA Affiliate”) within the meaning of Sections 414(b), (c), (m) or (o) of the Code, (A) all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and subject to ERISA, (B) each loan to a non-officer employee, loans to officers and directors and any stock option, stock purchase, phantom stock, stock appreciation right, (C) all supplemental retirement, severance, sabbatical, medical, dental, vision care, disability, employee relocation, cafeteria benefit (Code Section 125) or dependent care (Code Section 129), life insurance or accident insurance, bonus, pension, profit sharing, savings, deferred compensation or incentive plans, programs or arrangements which are not employee benefit plans as otherwise covered under clause (A) above, (D) other fringe or employee benefit plans, programs or arrangements that apply to senior management of any of the Companies and that do not generally apply to all employees and (E) any current or former employment or executive compensation or severance agreements, written or otherwise, as to which unsatisfied obligations of any of the Companies remain for the benefit of, or relating to, any present or former employee, consultant or director of any of the Companies (together, the “Companies Employee Plans”).

(2) Each of the Companies has furnished to Buyer a copy of their respective Company Employee Plan and related plan documents (including trust documents, insurance policies or contracts, employee booklets, summary plan descriptions and other authorizing documents, and, to the extent still in its possession, any material employee communications relating thereto) and have, with respect to each Companies Employee Plan which is subject to ERISA and/or Code reporting requirements, provided copies of the Form 5500 reports filed for the last three plan years. Except as described in Schedule

2.1(y)(2), any Companies Employee Plan intended to be qualified under Section 401(a) of the Code has either obtained from the Internal Revenue Service a favorable determination letter as to its qualified status under the Code, including all amendments to the Code effected by the Tax Reform Act of 1986 and subsequent legislation, or has applied to the Internal Revenue Service for such a determination letter prior to the expiration of the requisite period under applicable Treasury Regulations or Internal Revenue Service pronouncements in which to apply for such determination letter and to make any amendments necessary to obtain a favorable determination. The Companies have also furnished Buyer with the most recent Internal Revenue Service determination letter issued with respect to each such Companies Employee Plan, nothing has occurred since the issuance of each such letter which could reasonably be expected to cause the loss of the tax-qualified status of any Companies Employee Plan subject to Code Section 401(a).

(3) (A) Other than continued health care coverage required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), none of the Companies Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person, and each Companies Employee Plan may be amended or terminated at any time without any liability to Companies or any of its subsidiaries or affiliates and each such plan provides the administrator with the discretion to interpret and construe the terms of the plan; (dd) there has been no “prohibited transaction,” as such term is defined in Section 406 of ERISA and Section 4975 of the Code, with respect to any Companies Employee Plan; (ee) each Companies Employee Plan is in compliance with the requirements prescribed by any and all statutes, rules and regulations (including but not limited to ERISA and the Code) and has been administered in accordance with its terms and in compliance with the requirements prescribed by any and all statutes, rules and regulations (including ERISA and the Code), and each of Companies and each subsidiary or ERISA Affiliate has performed all obligations required to be performed by them thereunder, are not in any respect in default under or violation of, and have no knowledge of any default or violation by any other party to, any of the Companies Employee Plans; (ff) neither any of the Companies nor any subsidiary or ERISA Affiliate is subject to any liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any of the Companies Employee Plans; (gg) all contributions required to be made by any of the Companies or any subsidiary or ERISA Affiliate to any Companies Employee Plan have been made on or before their due dates, and a reasonable amount has been accrued for contributions to each Companies Employee Plan for the current plan years; (hh) with respect to each Companies Employee Plan, no “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the 30 day notice requirement has been waived under the regulations to Section 4043 of ERISA) nor any event described in Sections 4062, 4063 or 4041 of ERISA has occurred; and (ii) no Companies Employee Plan is covered by, and neither any of the Companies nor any subsidiary or ERISA Affiliate has incurred or could incur any liability under, Title IV of ERISA or Section 412 of the Code. With respect to each Companies Employee Plan subject to ERISA as either an employee pension plan within the meaning of Section 3(2) of ERISA or an employee welfare benefit plan within the meaning of Section 3(1) of ERISA, Companies have prepared in good faith and timely filed all requisite governmental reports (which were true and correct as of the date filed), and Companies have properly and timely filed and distributed or posted all notices and reports to employees required to be filed, distributed or posted with respect to each such Companies

Employee Plan. No suit, administrative proceeding, action or other litigation has been brought, or to the knowledge of Companies, is threatened, against or with respect to any such Companies Employee Plan, including, without limitation, any audit or inquiry by the Internal Revenue Service of Department of Labor. Neither Companies nor any of their subsidiaries or other ERISA Affiliate is a party to, or has made any contribution to or otherwise incurred any obligation under, any “multiemployer plan,” as defined in Section 3(37) of ERISA, and no event (other than routine claims for benefits) has occurred and no set of circumstances have occurred in connection with any Companies Employee Plan for which Companies or any of its affiliates or subsidiaries could be subject to any liability. No Companies Employee Plan is funded through a ‘welfare benefit fund’ as such term is defined in Code Section 419(e).

(4) With respect to each Companies Employee Plan, each of the Companies and each of their respective subsidiaries have complied with (A) the applicable health care continuation coverage and notice provisions of COBRA and the proposed regulations thereunder, (B) ERISA Section 609, if applicable, and (C) the applicable requirements of the Family and Medical Leave Act of 1993 and the regulations thereunder.

(5) The consummation of the transactions contemplated by this Agreement will not (A) entitle any current or former employee of other service provider of any of the Companies, any Companies subsidiary or any other ERISA Affiliate to severance benefits or any other payment, (B) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee or service provider; or (C) require payments or any amount that could be received (whether in cash or property or the vesting of property) by any employee, officer or director of any of the Companies or any of its affiliates or subsidiaries who is a ‘disqualified individual’ (as such term is defined in Proposed Treasury Regulation Section 1.280G-1) under any employment, severance or termination agreement, or other compensation arrangement or Companies Employee Plan currently in effect to be characterized as a ‘excess parachute payment’ as such term is defined in Section 280G(b)(1) of the Code.

(6) Since January 1, 2008, there has been no amendment to, written interpretation or announcement (whether or not written) by any of the Companies, any Companies subsidiary or other ERISA Affiliate relating to, or change in participation or coverage under, any Companies Employee Plan which would increase the expense of maintaining such Plan by an amount equal to $5,000 above the level of expense incurred with respect to that Plan for the most recent fiscal year included in Companies Financial Statements.

(7) Under the Companies’ stock option plans, if applicable, each of the Companies have the right to terminate the right of each optionee with respect to vested options granted pursuant thereto by paying such optionee a consideration equal to the amount of the difference between the purchase consideration and the exercise price thereof, or if otherwise, such difference should be disclosed on Disclosure Schedule 2.1(y)(7).

(8) All voluntary employee benefit associations related to the Companies Employee Plans, if any, have been submitted to and approved as exempt from federal income tax under Section 501(c)(9) of the Code by the Internal Revenue Service and have not been amended or operated in a manner which would adversely affect such exempt status.

(9) Each of the guaranteed investment contracts and other funding contracts with any insurance Companies that are held by any Companies Employee Plan and any annuity contracts purchased by any such plan was issued by an insurance company which carried a commercially acceptable rating from each of Dunn & Bradstreet, Standard & Poor’s, Best and Moody’s Investor Service, Inc., as of the date such contract was issued, the date hereof and the Closing Date.

(10) Except as completely and accurately disclosed on Schedule 2.1(y), no Companies Employee Plan covers persons employed outside the United States and no such Plan is subject to the laws of a foreign jurisdiction.

(11) Schedule 2.1(y) of the Companies Disclosure Schedule sets forth, on a plan by plan basis, the present value of benefits payable presently or in the future to present or former employees of any of the Companies or any of their respective subsidiaries or affiliates under each unfunded Companies Employee Plan.

(12) With respect to each Companies Employee Plan, all insurance premiums required to be paid with respect to said plans as of the Closing have been or will be paid prior to the Closing and adequate reserves have been provided for on the Companies’ balance sheets for any premiums (or portions thereof) attributable to service on or prior to the Closing.

(z) Tax Matters.

(1) All federal, state, local and foreign tax returns required to be filed by each of the Companies and its Subsidiaries prior to the date hereof have been filed on a timely basis with the appropriate governmental authorities in all jurisdictions in which such tax returns are required to be filed (except for such tax returns subject to a valid extension), and all such returns are correct and complete. Seller has delivered to Buyer correct and complete copies of all federal income tax returns, examination reports, and statements of deficiencies asserted against or agreed to by all of the Companies or any Subsidiary since January 1, 2001. To the knowledge of Seller, neither any of the Companies nor their respective Subsidiaries are currently the subject of any audit, examination or any similar investigation by any governmental authority. Schedule 2.1(z)(1) of the Companies Disclosure Schedule sets forth all audits, examinations or similar investigations of any of the Companies and its Subsidiaries by any governmental authority since January 1, 2001.

(2) All federal, state, local and foreign income, franchise, sales, use, property, and all other taxes, fees, assessments, or other governmental charges (including withholding taxes), and all interest and penalties thereon (all of the foregoing collectively, “Taxes”) due from or properly accruable by the Companies and its Subsidiaries have been fully and timely paid or, in the cases of Taxes for which payment is not yet required, properly and fully accrued for on the Companies Financial Statements or in Schedule 2.1(z)(2) of the Companies Disclosure Schedule with respect to all taxable periods ending on or prior to the date of this Agreement and interim periods through the date of this Agreement.

(3) None of the Companies or their respective Subsidiaries is a party to any Tax allocation or sharing agreement. None of the Companies or their respective Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income tax return (other than a group the common Buyer of which was the Companies or a Related Companies) or (B) has any liability for the taxes of any person (other than any of the Companies or a Related Company and their respective Subsidiaries) under Treas. Reg. Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(4) Schedule 2.1(z)(4) of the Companies Disclosure Schedule sets forth the following information with respect to each of the Companies and their Subsidiaries as of the most recent practicable date: (A) the basis of the Companies or Subsidiary in its assets as set forth on its last filed federal income tax return; (B) the amount of any net operating loss, net capital loss, unused investment or other credit, unused foreign tax, or excess charitable contribution allocable to the Companies or Subsidiary; and (C) the amount of any deferred gain or loss allocable to the Companies or Subsidiary arising out of any Deferred Intercompany Transaction (as defined in Treas. Reg. Section 1.1502-13).

(5) None of the Companies will be liable for any Taxes under Section 1374 of the Code in connection with the deemed sale of the Companies’ assets (including the assets of any qualified subchapter S subsidiary) caused by an election under Section 338(h)(10) of the Code. None of the Companies nor any qualified subchapter S subsidiary of the Companies has, in the past ten (10) years, (A) acquired assets from another corporation in a transaction in which the Companies’ Tax basis for the acquired assets was determined, in whole or in part, by reference to the Tax basis of the acquired assets (or any other property) in the hands of the transferor or (B) acquired the stock of any corporation which is a qualified subchapter S subsidiary.

(aa) Disclosures.

(1) No representation or warranty of Seller contained herein, and no statement contained in any document or instrument heretofore delivered to the Buyer in connection with this Agreement or the transactions contemplated herein, contains any untrue statement of a material fact or fails to state a material fact necessary to make the statements herein or therein not misleading.

(2) There is no fact known to Seller that has any specific application to any of the Companies (other than general economic or industry conditions) and that materially adversely affects the assets, business, prospects, financial condition, or results of operations of any of the Companies that has not been set forth in this Agreement, Schedule 2.1(aa) or in the Companies Disclosure Schedule.

(bb) Brokers. All brokerage contracts with respect to this Agreement and the transactions contemplated hereby, written or oral, are as set forth on Schedule 2.1(bb).

(cc) Powers of Attorney. There are no outstanding powers of attorney executed on behalf of any of the Companies or Seller.

(dd) Investment Companies. The Companies are not “investment companies” or a company “controlled” by an “investment company” within the meaning of the Investment Companies Act of 1940, as amended, or a “holding company”, a “subsidiary company” of a “holding company” or an “affiliate” of a “holding company” or a “public utility” within the meaning of the Public Utility Holding Company Act of 1935, as amended.

(ee) Relationships With Related Persons. Except as shown in Schedule 2.1(ee) of the Companies Disclosure Schedule, none of Seller, any affiliate of Seller or any of the Companies has, or since January 1, 2008, has had, any interest in any property (whether real, personal, or mixed and whether tangible or intangible), used in or pertaining to the Companies’ businesses. Except as shown in Schedule 2.1(ee) of the Companies Disclosure Schedule, none of Seller, any affiliate of Seller or any of the Companies is, or since January 1, 2008, has owned (of record or as a beneficial owner) an equity interest or any other financial or profit interest in, a Person that has (1) had business dealings or a material financial interest in any transaction with any of the Companies other than business dealings or transactions conducted in the ordinary course of business at substantially prevailing market prices and on substantially prevailing market terms, or (2) engaged in competition with any Company with respect to any line of the products or services of such Company (a “Competing Business”) in any market presently served by such Company. Except as set forth in Schedule 2.1(ee) of the Companies Disclosure Schedule, none of Seller, any affiliate of Seller or any of the Companies is a party to any contract with, or has any claim or right against, any Company.

(ff) Permitted Exceptions. Permitted Exceptions shall mean (1) liens, mortgages, pledges, security interests or other encumbrances securing indebtedness of any of the Companies, with respect to which no default (or event which with notice or lapse of time or both would constitute a default) exists, a correct and complete list of which is set forth on Schedule 2.1(ff) of the Companies Disclosure Schedule; (2) liens for taxes and assessments not yet due and payable; (3) liens for taxes, assessments and charges and other claims, the validity of which the Companies or Seller are contesting in good faith, by appropriate proceedings, a correct and complete list of which is set forth on Schedule 2.1(ff); and (4) minor imperfections of title, none of which, individually or in the aggregate, adversely affects the operation, value, use or enjoyment of the affected asset or property.

(gg) Certain Payments. Since January 1, 2003, none of the Companies or director, officer, agent, or employee of any Company has directly or indirectly (1) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of form, whether in money, property, or services (jj) to obtain favorable treatment in securing business, (kk) to pay for favorable treatment for business secured, (ll) to obtain special concessions or for special concessions already obtained, for or in respect of any Company or any Affiliate of a Company, or (mm) in violation of any federal, state, local, municipal, foreign, international, multinational, or other administrative order, constitution, law, ordinance, principle of common law, regulation, statute, or treaty, or (2) established or maintained any fund or asset that has not been recorded in the books and records of the Companies.

(hh) Solvency.

(1) Each Company is not now insolvent and will not be rendered insolvent by any of the transactions contemplated by this Agreement. As used in this section, “insolvent”

means that the sum of the debts and other probable liabilities of the Company exceed the present fair saleable value of the Company’s assets.

(2) Immediately after giving effect to the consummation of the transactions contemplated by this Agreement: (A) each Company will have assets (calculated at fair market value) that exceed its liabilities; and (B) taking into account all pending litigation, final judgments against any Company in actions for money damages are not reasonably anticipated to be rendered at a time when, or in amounts such that, such Company will be unable to satisfy any such judgments promptly in accordance with their terms (taking into account the maximum probable amount of such judgments in any such actions and the earliest reasonable time at which such judgments might be rendered) as well as all other obligations of such Company.

2.2 Representations and Warranties by the Buyer. The Buyer represents and warrants to Seller and the Companies that the statements contained in this Section 2.2 are correct as Closing Date, except as set forth in the disclosure schedule delivered by the Buyer to Seller and the Companies on the date hereof (the (“Buyer Disclosure Schedule”). The Buyer Disclosure Schedule is arranged in sections and paragraphs corresponding to the lettered and numbered sections and paragraphs contained in this Section 2.2. Notwithstanding anything herein to the contrary, each matter disclosed in the Buyer Disclosure Schedule shall be deemed responsive to all other Sections of the Agreement to which disclosure is required by the Buyer; provided, however, that the responsiveness of such a disclosure matter to another Section of the Agreement and/or disclosure schedule is apparent on the face of the Schedule.

(a) Organization and Qualification, etc. The Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, has corporate power and authority to own all of its properties and assets and to carry on its business as it is now being conducted, and is duly qualified to do business and is in good standing in each other jurisdiction where, to the reasonable belief of Buyer, such qualification is necessary or appropriate. The copies of the Buyer’s Certificate of Incorporation and Bylaws, as amended to date, which have been delivered to Seller are complete and correct, and such instruments, as so amended, are in full force and effect.

(b) Subsidiaries, etc. Except as set forth in Schedule 2.2(b), the Buyer does not own of record or beneficially, directly or indirectly, any shares of outstanding Membership Interest or securities convertible into Membership Interest of any other corporation or any participating interest in any partnership, joint venture or other non-corporate business enterprise. Any corporate or non-corporate business entities listed in Schedule 2.2(b) are collectively called the “Subsidiaries.”

(c) Authority Relative to Agreement. Buyer has full corporate power and authority to execute, deliver and perform its obligations under this Agreement, and all agreements and instruments to be executed and delivered by Buyer in accordance with this Agreement and to consummate the transactions contemplated on the part of Buyer hereby and thereby. The execution and delivery by Buyer of this Agreement, and all agreements and instruments to be executed and delivered by Buyer in accordance with this Agreement and the consummation by Buyer of the transactions contemplated on its part hereby and thereby have been duly authorized by its Board of Directors. No other corporate proceedings on the part of Buyer are necessary to authorize the execution and delivery of this Agreement and all agreements and instruments to be executed and delivered by Buyer in accordance with this Agreement. No other corporate proceedings on the part of Buyer are necessary to authorize the performance of this Agreement, and all agreements and instruments to be executed and delivered by Buyer in accordance with this Agreement or the consummation by Buyer of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Buyer and is enforceable against Buyer in accordance with its respective terms, except as such enforcement is subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws relating to or affecting creditors’ rights.

(d) Non-Contravention. The execution, delivery and performance of this Agreement and all agreements and instruments to be executed and delivered by Buyer in accordance with this Agreement do not and the consummation by Buyer of the transactions contemplated hereby and thereby will not (1) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling change, or other restriction of any government, government agency, or court to which Buyer is subject, (2)violate any provision of the Certificate of Incorporation or Bylaws of Buyer, or (3) violate or result in, with the giving of notice or the lapse of time or both, the violation of any provision of, or result in the acceleration of or entitle any party to accelerate (whether after the giving of notice or lapse of time or both) any obligation under, or result in the creation or imposition of any lien, charge, pledge, security interest or other encumbrance upon any of the property of Buyer pursuant to, any provision of any mortgage, lien, lease, agreement, contract, license, or instrument to which Buyer is a party or by which any of its assets are bound. The execution, delivery and performance of this Agreement and all agreements and instruments to be executed and delivered by Buyer in accordance with this Agreement do not and will not violate or conflict with any other restriction of any kind or character to which Buyer is subject or by which any of its assets may be bound, and the same does not and will not constitute an event permitting termination of any such mortgage, lien, lease, agreement, license or instrument to which Buyer is a party or by which any of its assets is bound.

(e) Approvals. Except as set forth in Schedule 2.2(e), no consent, authorization, order or approval of, or filing or registration with, any governmental commission, board or other regulatory body or any other person is required for the execution and delivery of this Agreement and any amendments thereto and the consummation by Buyer of the transactions contemplated hereby and thereby.

(f) Litigation. Except as set forth in Schedule 2.2(f), there are no actions, suits, audits, investigations, unfair labor practices charges, complaints, claims, grievances or proceedings with respect to the Buyer or any of its Subsidiaries pending against the Buyer or any of its Subsidiaries at law or in equity, or before or by any federal, state, municipal, foreign or other governmental department, commission, board, bureau, agency or instrumentality, nor are there any such actions, suits, audits, investigations, unfair labor practice charges, complaints, grievances or proceedings that are known to be threatened against the Buyer or any of its Subsidiaries.

(g) Brokers. All negotiations relative to this Agreement and the transactions contemplated hereby have been carried out by Buyer directly with Seller and the Companies, without the intervention of any person on behalf of Buyer in such manner as to give rise to any valid claim by any person against Seller or the Companies for a finder’s fee, brokerage commission, or similar payment.

(h) Investment Intent.

(1) Buyer is acquiring the Companies Membership Interest solely for the purpose of investment, for its own account, and not with a view to or for sale in connection with any distribution thereof within the meaning of Section 2(11) of the Securities Act of 1933, as amended (the “Securities Act”). Buyer acknowledges that the Companies Membership Interest is being sold to Buyer by Seller in reliance upon one or more exemptions from registration contained in the Securities Act, the rules and regulations promulgated thereunder, applicable state securities laws, and the rules and regulations promulgated thereunder. The reliance by Seller upon such exemptions is based in part upon the representations set forth in this Section 2.2(h).

(2) Buyer understands that the Companies Membership Interests have not been registered under the Securities Act, that there is no established market for the Companies Membership Interests, and that the Companies Membership Interest must be held indefinitely and cannot be transferred unless it is subsequently registered under the Securities Act or an exemption from such registration is available with respect to such transfer.

(3) Buyer has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in the Companies Membership Interest and of making an informed investment decision.

(4) Buyer is able to bear the economic risk of its investment in the Companies Membership Interest, to hold the Companies Membership Interest for an indefinite period of time and to afford a complete loss of its investment in the Companies Membership Interest.

(5) Buyer and its representatives, including such counsel, have been given the opportunity to ask questions of, and receive answers from, the officers of the Companies and Seller concerning the terms of the transactions contemplated by this Agreement and the affairs and the business and financial condition of the Companies.

ARTICLE 3

ADDITIONAL COVENANTS AND AGREEMENTS

3.1 Confidentiality. The provisions of this Section 3.1 supersedes and replace all prior agreements and understandings of the parties with respect to the subject matter hereof.

(a) Confidential Information. Until the Closing Date all Confidential Information, as hereinafter defined, acquired by Buyer with respect to Seller or the Companies, or by Seller or the Companies with respect to Buyer, shall be (1) maintained in strict confidence, (2) used only for the purpose of and in connection with evaluating the transactions contemplated herein, and (3) disclosed only (nn) to employees and duly authorized agents and representatives who have been informed of the obligations of the parties under this Agreement with respect to such Confidential Information, who have a need to know the information in connection with consummating the transactions contemplated herein, and who agree to keep such information confidential, or (oo) as required by legal process (of which the other parties shall be given prompt notice). Buyer, Seller, and the Companies shall be responsible for any breach of this Section 3.1(a) by any of their respective representatives and each agrees to take all reasonable measures to restrain its representatives from prohibited or unauthorized disclosure of the Confidential Information. For the purpose of this Agreement, the term “Confidential Information” shall mean all information acquired by any party from another party hereto or its representatives pursuant to this Agreement or otherwise with respect to the business or operations of such other party, other than (x) information generally available to the public which has not become available as a result of disclosure in violation of this Section 3.1(a) and (y) information which becomes available on a nonconfidential basis from a source other than a party to this Agreement or its representatives, provided that such source is not known by the party to this Agreement receiving such information to be bound by a confidentiality agreement or other obligation of secrecy to another party to this Agreement or its representatives. If the transactions contemplated herein are not consummated, all Confidential Information in written or printed or other tangible form (whether copies or originals) shall be returned to the party of origin, and all documents, memoranda, notes and other writings whatsoever prepared by any party or its representatives based on Confidential Information shall be destroyed; and each party and its representatives will thereafter hold all Confidential Information concerning the other parties hereto or Seller in strict confidence.

(b) Public Announcements. No press release, public announcement, confirmation or other information regarding this Agreement or the contents hereof shall be made by Buyer, Seller or the Companies without prior consultation between the parties, except as may be necessary, in the opinion of counsel, to any party to meet the requirements of any applicable law or regulations, the determination of any court, or the requirements of any stock exchange on which the securities of such party may be listed. Notwithstanding the foregoing, Buyer may disclose pertinent information regarding the transaction contemplated hereby to its existing and prospective investors, and its current and prospective lenders, investment bankers and financial advisors for the purposes of obtaining financing. Buyer may also make appropriate disclosures of the general nature of the transaction contemplated hereby and the identity, nature and scope of the Companies’ operations to prospective acquisition candidates in its efforts to attract additional acquisitions for Buyer and to prospective managers and executives in its efforts to attract managers, executives and board members. Buyer may also make appropriate disclosure as required in connection with any registration statement or confidential information memorandum prepared by Buyer, but in that event will give Seller prompt notice thereof. Prior to the Closing, the Buyer and the Companies shall jointly approve the contents of any press releases, written employee presentations, or other comparable materials of potentially wide distribution that disclose or refer to the transaction contemplated hereby, except for such press releases or other communications required by law. If the transactions contemplated herein are not consummated, neither the Buyer nor Seller shall disclose to any third party or publicly announce the proposed transaction contemplated hereby, except as otherwise permitted hereinabove and except as agreed in advance, in writing, by the parties or otherwise required by law, in which case the party so compelled will give reasonable written notice in advance to the other parties.

3.2 Consents; Further Assurances. The Seller Parties and the Buyer shall execute and deliver to the other, after the Closing Date, any other instrument which may be reasonably requested by the other and which is reasonably appropriate to perfect or evidence any of the sales, assignments, transfers or conveyances contemplated by this Agreement, to obtain or transfer any consents, licenses, or Permits necessary for the Buyer to own and use the Acquired Assets and to do any and all such further acts and things as may be reasonably necessary to effect completely the intent of this Agreement. The Seller Parties shall give notices to any third parties and shall use its best efforts to obtain any third party consents required to consummate the transactions contemplated here.

3.3 Seller’s Release of Claims. Effective as of the Closing Date, Seller hereby (a) releases, acquits and forever discharges each of the Companies and their respective Subsidiaries from any and all liabilities, obligations, indebtedness, claims, demands, actions or causes of action arising from or relating to any event, occurrence, act, omission or condition occurring or existing on or prior to the Closing Date, including, without limitation, any claim for indemnity or contribution from each of the Companies or any of its Subsidiaries, except for obligations arising under Class B Preferred Stock issued to Seller pursuant to Section 1.2(b) of this Agreement, and (b) waives any and all preemptive or other rights to acquire membership interest of the Companies and releases any and all claims arising in connection with any prior default, violation or failure to comply with or satisfy any such preemptive or other rights.

3.4 Real Estate Matters. Seller has delivered to Buyer copies of the Phase I and Phase II environmental reports listed on Schedule 3.4. The Buyer will pay the expenses incurred in obtaining the Phase I and II Environmental Investigations should it desire to obtain such new reports. During the period prior to Closing, Seller and the Companies shall afford Buyer and its representatives the continuing right to inspect, during the Companies’ normal business hours, the Environmental Assessment Property and all books, records, contacts, documents and other data pertaining to the use, ownership, operation, or maintenance of the Environmental Assessment Property.

3.5 Certain Tax Matters.

(a) Tax Periods Ending on or before the Closing Date. Buyer shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Companies and its Subsidiaries for all periods ending on or prior to the Closing Date which are filed after the Closing Date. Buyer shall permit Seller to review and comment on each such Tax Return described in the preceding sentence prior to filing.

(b) Cooperation on Tax Matters.

(1) Buyer, the Companies and their Subsidiaries (if any) and Seller shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to this Section 3.5 and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Each of the Companies and its Subsidiaries agree (A) to retain all books and records with respect to Tax matters pertinent to the Companies and their respective Subsidiaries relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Buyer or Seller, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (B)

to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, the Companies and its Subsidiaries or Seller, as the case may be, shall allow the other party to take possession of such books and records.

(2) Buyer and Seller further agree, upon request, to use their best efforts to obtain any certificate or other document from any governmental authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

(c) Tax Sharing Agreements. Seller represents and warrants that all tax sharing agreements or similar agreements, if any, with respect to or involving the Companies and its Subsidiaries have been terminated as of the Closing Date and, after the Closing Date, the Companies and its Subsidiaries shall not be bound thereby or have any liability thereunder.

(d) Section 338(h)(10) Election. If requested by Buyer, Seller agrees to consent to the election under Section 338(h)(10) of the Code; to join in the execution and filing of any and all documents required to effect such election; and agrees that any tax liability incurred as a result of such election will be borne exclusively by Seller.

3.6 Member and Affiliate Indebtedness and Receivables. As of the Closing, Seller represents and warrants to Buyer that:

(a) all accounts payable, notes payable and advances payable owed by Seller and its Affiliates to the Companies (or any Subsidiary) has been converted to equity;

(b) all accounts payable, notes payable and advances payable by the Companies (or any Subsidiary) to Seller or its Affiliates has been converted to equity; and

(c) the indebtedness of any of the Companies to Steve Turner has been converted to equity.

3.7 Other Liabilities. As of the Closing, the Companies (or any Subsidiary) shall pay in full in cash all liabilities incurred outside the ordinary course of business.

3.8 Post-Closing Payment. Buyer agrees to cause the Companies to pay Steve Turner by no later than March 31, 2010, an amount in cash necessary to reimburse him for the federal and state income tax liabilities, as shown on the K-1 form issued to him, he incurred for tax periods prior to the date of Closing, based upon his then personal income tax rate.

ARTICLE 4

SURVIVAL OF REPRESENTATIONS; INDEMNIFICATION

4.1 Survival of Representations and Warranties. Subject to the limitations of Section 4.5, the respective representations and warranties of the parties contained in this Agreement shall survive the Closing Date, regardless of any investigation made by or on behalf of any party.

4.2 Indemnification by Seller.

(a) Subject to the limitations of Section 4.5 and the provisions of Section 3.3, each Seller hereby agrees to jointly and severally, indemnify and hold harmless Buyer and its affiliates including the Buyer and its officers and directors, in respect of any losses, claims, damages, liabilities or related expenses (including, but not limited to, all litigation costs but net of all available proceeds of insurance) (collectively, “Losses”) which Buyer (but without duplication) incurs as a result of the breach of:

(1) any of the representations or warranties made by Seller in or pursuant to Section 2.1 of this Agreement,

(2) any of the covenants made by Seller in or pursuant to Article 3 of this Agreement which are to be performed at or after the Closing Date; or

(3) any claims for commissions or fees asserted by Stanley B. Blackstone or any of his affiliated entities, including Stanley B. Blackstone, APLC arising out of the transactions contemplated by this Agreement.

(b) The indemnification obligations of Seller under this Section 4.2 shall survive the Closing Date and will terminate at the time specified in Section 4.5.

4.3 Indemnification by Buyer.

(a) Buyer agrees to indemnify and hold harmless Seller in respect of any losses, claims, damages, liabilities or related expenses (including, but not limited to, all litigation costs but net of all available proceeds of insurance) which Seller incur as a result of the breach of:

(1) any of the representations or warranties made by Buyer in or pursuant to Section 2.2 of this Agreement, or

(2) any of the covenants made by Buyer in or pursuant to Article 3 of this Agreement which are to be performed at or after the Closing Date.

(b) The indemnification obligations of Buyer under this Section 4.3 shall survive the Closing Date and will terminate at the time specified in Section 4.5.

4.4 Notice. Promptly after any party hereto (in Article 4, the “Indemnified Party”) has received notice or has knowledge of the occurrence of any event which the Indemnified Party asserts is an indemnifiable event or after the threat or commencement of any action, claim or proceeding commenced against the Indemnified Party by a third party that might result in any claim for indemnity pursuant to this Agreement (a “Third Party Claim”), the Indemnified Party shall provide the party obligated to provide indemnification hereunder (in Article 4, the “Indemnifying Party”) written notice of such claim or the threat of commencement of such action or proceeding. Promptly after receipt by an Indemnifying Party of any such notice, the Indemnifying Party shall, within ten business days of receipt of such notice, either: (a) acknowledge the debt, liability or obligation for which indemnity is sought as a valid claim and forthwith pay the Indemnified Party an amount sufficient to discharge such debt, liability or obligation; (b) in the event of a Third Party Claim which is not acknowledged by the Indemnifying Party to be owing, notify the Indemnified Party whether the Indemnifying Party elects to undertake the defense thereof and, if so, thereupon promptly assume and diligently contest such Third Party Claim with counsel reasonably satisfactory to the Indemnified Party; or (c) in the event of a claim by the Indemnified Party for indemnity hereunder which is challenged by the Indemnifying Party, notify the Indemnified Party of such challenge. Failure to respond within the appropriate time period following the receipt of a notice hereunder shall be deemed to constitute a challenge by the Indemnifying Party of the claims to indemnification by the Indemnified Party. In the event of such a challenge, the Indemnified Party shall, if the claim is a Third Party Claim, defend against such claim subject to such Party’s right to be indemnified for all litigation costs to the extent it is ultimately determined that the Indemnifying Party was obligated (after applying the limitations of Section 4.5) to provide indemnification with respect to such Third Party Claim. The Indemnified Party shall not compromise a Third Party Claim without the prior written consent of the Indemnifying Party (which consent may not be unreasonably withheld or delayed if the Indemnifying Party has challenged the claim to indemnification by the Indemnified Party). The Indemnifying Party shall not compromise a Third Party Claim unless the compromise includes a complete release of the Indemnified Party and does not create any obligations of the Indemnified Party.

4.5 Limitations on Indemnification.

(a) No Indemnified Party shall be entitled to indemnification pursuant to Article 4 unless and until the aggregate of all Losses for which indemnification would (but for the limitation of this sentence) be required to be paid by the Indemnifying Party under Article 4 of this Agreement (collectively, “Indemnity Obligations”) exceeds $60,000 (the “Loss Threshold”), provided that if the aggregate Losses for which indemnification is required to be paid shall exceed such sum then only those Losses in excess thereof shall be payable. If an Indemnifying Party pays indemnification (including without limitation, the cost of defending a Third Party Claim) that was not required to be paid due to any limitation set forth in this Section 4.5, then the Indemnified Party shall, promptly after demand by the Indemnifying Party, reimburse the latter for such payments without interest. Losses for which indemnification is required to be paid under Article 4 by reason of any breach of the representations and warranties of Section 2.1 (“Section 2.1 Losses”) shall not be subject to the Loss Threshold, but the amount of Section 2.1 Losses shall not be counted toward meeting that threshold with respect to other indemnification claims. Absent a finding of fraud by a court having jurisdiction, the maximum aggregate liability of Seller with respect to Seller’s Indemnity Obligations shall not exceed the Purchase Price, to the extent paid in accordance with the terms of this Agreement in the aggregate (the “Aggregate Limitation”).

(b) An Indemnified Party shall not be entitled to make any claim for indemnification under this Article 4 unless notice of such claim describing such claim with particularity is given prior to the date that is twenty-four (24) months after the Closing Date, or, with respect to the warranties and representations in Section 2.1(z) (“Tax Matters”), the date that is not later than the expiration of the applicable statute of limitations for a claim by a taxing authority for any taxes, penalties or interest.

(c) The indemnification rights of the parties who are entitled to be indemnified under the provisions of this Section 4.5 constitute the sole and exclusive remedies of Seller and Buyer, respectively, with respect to the matters described in Sections 4.2 and 4.3, respectively, other than with respect to claims, actions or proceedings resulting, directly or indirectly, from fraud or intentional misrepresentation and other than to the extent that the remedy of specific performance may be sought to enforce the Seller’s and the Buyer’s obligations under this Article 4.

(d) The amount of any indemnification to be paid under this Article 4 shall be computed after giving effect to any insurance proceeds received by the party entitled to such indemnification in connection with the damages giving rise to the indemnification obligation.

4.6 Setoff.

(a) In pursuing the collection of any indemnification claim against Seller arising under this Agreement, Buyer may exercise its right of set off against Class B Preferred Stock prior to pursuing any other right or remedy available to Buyer hereunder or otherwise (except for specific performance or injunctive relief); provided, that, in the event that: (1) an indemnification claim has arisen hereunder and Buyer has provided notice of such to Seller, and (2) the amount of such indemnification claim cannot then be conclusively determined or is otherwise reasonably contested in good faith by Seller, Buyer may withhold from any future dividend or redemptions that may be due under the Class B Preferred Stock that portion of the indemnification claim that Buyer reasonably and in good faith estimates Buyer has and will sustain as identifiable amounts with respect to such claim, and when the amount of Seller’s indemnification liability is determined and the resulting identifiable claim is known with specificity, set off from such withheld amount the amount of identifiable indemnification claim. Any such withholding in accordance with this subsection shall not be considered a default under the Class B Preferred Stock. Other than the foregoing set off rights to the Class B Preferred Stock, the parties’ obligations with respect to the transactions contemplated by this Agreement will not subject to set off or recoupment.

(b) Any indemnity payments made pursuant to this Section 4.6 shall be treated for all income tax purposes by the parties hereto as an adjustment to the Purchase Price.

(c) Any purchase price adjustment or setoffs shall be made to the number of shares of Class B Preferred Stock, be considered an adjustment to the original number of shares of Class B Preferred Stock, and shall be applied to the last redemption payable under the Class B Preferred Stock; provided, however, that all adjustments to the Class B Preferred Stock, if any, shall be prospective rather than retroactive, and in no event shall any such adjustment be deemed to have resulted in an excess amount of dividends or redemptions having been accrued or paid on the Class B Preferred Stock prior to and including the date of such adjustment.

ARTICLE 5

FURTHER ASSURANCES

5.1 Further Assurances. At any time and from time to time on and after the Closing Date (a) at the request and expense of Buyer, Seller shall deliver to Buyer (but may retain copies for any proper purpose) any records, documents and data possessed by Seller and not previously delivered to Buyer to which Buyer is entitled and shall execute and deliver or cause to be executed and delivered all such deeds, assignments, consents, documents and further instruments of transfer and conveyance, and take or cause to be taken all such other actions, as Buyer may reasonably deem necessary or desirable in order to fully and effectively vest in Buyer, or to confirm its title to and possession of, the Companies Membership Interest or to assist Buyer in exercising rights with respect thereto which Buyer is entitled to exercise pursuant to the terms of this Agreement; and (b) Buyer shall execute and deliver or cause to be executed and delivered such further instruments and take or cause to be taken such further actions as Seller may reasonably deem necessary or desirable to carry out the terms and provisions of this Agreement.

5.2 Books and Records. Buyer agrees that it shall preserve and keep all books and records relating to the Companies in Buyer’s possession until the later of December 31, 2011, or six months following the expiration of the statute of limitations (including extensions thereof) applicable to the tax returns filed by or with respect to the Companies for taxable periods ending prior to or on the Closing Date to which such books or records are relevant. After such time, before Buyer shall dispose of any of such books and records, at least 90 calendar days’ prior written notice to such effect shall be given by Buyer to Seller, and Seller shall be given an opportunity, at Buyer’s cost and expense, to remove all or any part of such books and records as Seller may select, and Seller may retain copies thereof. Duly authorized representatives of Seller shall, upon reasonable notice, have access at any time to such books and records during normal business hours to examine, inspect and copy such books and records.

(a) In any instance in which Seller or Buyer, as the case may be, is required to prepare or file (or cause to be filed) tax returns which cover a period that includes the Closing Date or to respond to an audit by the Internal Revenue Service or other governmental agency with respect to a period prior to the Closing Date, each Shareholder or Buyer, as the case may be, will furnish all information and records reasonably available to it and reasonably requested of him, her or it and necessary or appropriate for use in preparing such returns or responding to such audit. The Buyer shall at Buyer’s expense prepare and file, subject to giving Seller a reasonable opportunity to comment on, tax returns covering periods ending on the Closing Date.

(b) Buyer, the Companies and Seller shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of tax returns and any audit, litigation or other proceeding with respect to taxes. Such cooperation shall include the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

ARTICLE 6

MISCELLANEOUS

6.1 Execution in Counterparts. For the convenience of the parties, this Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

6.2 Notices. All notices which are required or may be given pursuant to the terms of this Agreement shall be in writing and shall be sufficient in all respects if given in writing and delivered or mailed as follows:

If to Seller: Xxtreme Group, L.L.C. 14825 St. Mary’s Lane Suite 125 Houston, Texas 77079 Attention: Steve Turner Facsimile No.: (832) 448-2700	If to Buyer: RedHawk Energy Corporation Post Office Box 53929 Lafayette, Louisiana 70505 Attn: G. Darcy Klug Telephone: (337) 269-5933 Facsimile: (337) 269-5935

with a copy to: Merton B. Goldman 5915 Silver Springs Drive Suite 8B El Paso, Texas 79912 Facsimile No.: (915) 760-6880

or such other address or addresses as any party hereto shall have designated by notice in writing to the other parties hereto. Any notice or other communication pursuant to this Agreement shall be deemed to have been duly given or made and to have become effective upon the earliest of (a) when delivered in hand to the party to which directed, or (b) if sent by first-class mail postage, prepaid and properly addressed as set forth above, three (3) calendar days after deposit in the United States Mail, or (c) with respect to delivery by certified mail, return receipt requested, properly addressed as set forth above, when delivery thereof is made by the U.S. Postal Service (or the date of refusal of delivery), or (d) when delivered (or the date of refusal of delivery) if sent by overnight delivery service, or (e) the date sent, if sent by facsimile transmission with proper electronic confirmation.

6.3 Waivers. Any party hereto (as to itself, but not as to other parties without their consent) may, by written notice to the other parties hereto, (a) extend the time for the performance of any of the obligations or other actions of the other parties under this Agreement; (b) waive any inaccuracies in the representations or warranties of another party contained in this Agreement or in any document delivered pursuant to this Agreement; (c) waive compliance with any of the conditions or covenants of another party contained in this Agreement; or (d) waive performance of any of the obligations of another party under this Agreement. Except as otherwise provided in the preceding sentence, no action taken pursuant to this Agreement, including without limitation any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained in this Agreement. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed a waiver of any subsequent breach.

6.4 Entire Agreement. This Agreement, its Exhibits and Disclosure Schedules and the documents executed on the Closing Date in connection herewith, constitute the entire agreement between the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, oral and written, between the parties hereto with respect to the subject matter hereof. No representation, warranty, promise, inducement or statement of intention has been made by any party hereto which is not embodied in this Agreement or such other documents, and no party hereto shall be bound by, or be liable for, any alleged representation, warranty, promise, inducement or statement of intention not embodied herein or therein.

6.5 Choice of Forum; Consent to Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Texas. Any suit, action or proceeding arising with respect to the validity, construction, enforcement or interpretation of this Agreement, and all issues relating in any matter hereto, shall be brought in the United States District Court for the Southern District of Texas, or in the event that federal jurisdiction does not pertain, in the state courts of the State of Texas in Harris County. Each of the parties hereto hereby submits and consents to the jurisdiction of such courts for the purpose of any such suit, action or proceeding and hereby irrevocably waives (a) any objection which any of them may now or hereafter have to the laying of venue in such courts, and (b) any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

6.6 Binding Effect, Benefits. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors, assigns, heirs and legatees. Nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective successors and assigns, and third parties who are expressly given rights hereunder, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

6.7 Assignability. Neither this Agreement nor any of the parties’ rights hereunder shall be assignable by any party hereto without the prior written consent of the other parties hereto; provided, however, that the Buyer may assign its rights under this Agreement to an affiliate without the prior written consent of any party hereto, provided that Buyer shall remain, jointly and severally, bound with its assignee with respect to all obligations undertaken by it.

6.8 Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law, rule or regulation, such provision shall be fully severable and this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof. The remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom. Furthermore, in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

6.9 Specific Performance. The parties to this Agreement agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms, either before or after Closing, or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and that the parties shall be entitled to specific performance of the terms of this Agreement and immediate injunctive relief, without the necessity of proving the inadequacy of money damages as a remedy, in addition to any other remedy at law or in equity. This provision survives the Closing.

6.10 Seller’s Representative. Each Seller hereby irrevocably constitutes and appoints Steve Turner as his or her true and lawful agent and attorney-in-fact (the “Seller’s Representative”) with full power and authority to act, including, without limitation, full power of substitution, in his or her name and on his or her behalf with respect to all matters arising from or in any way relating to this Agreement or the transactions contemplated hereby, including to do all things and to perform all acts required or deemed advisable, in the Seller’s Representative’s sole discretion, in connection with the transactions contemplated by this Agreement as fully as the Seller could if then personally present and acting alone. Each Seller hereby irrevocably constitutes and appoints the Seller’s Representative as his or her true and lawful agent and attorney-in-fact with full power and authority to act, including full power of substitution, in his or her name and on his or her behalf with respect to the acceptance of delivery of any amounts required to be delivered hereunder as fully as the Seller could if then personally present and acting alone. Without limitation, (a) any communication or other delivery validly delivered to the Seller’s Representative shall be deemed to have been validly delivered to each of the Seller and any delivery of any portion of the Purchase Price validly delivered to the Seller’s Representative is deemed to have been validly delivered to each Seller, (b) any waiver of any provision of this Agreement or consent, or compromise of any claim arising from or relating to this Agreement, by the Seller’s Representative shall be binding upon each Seller, and (c) the Seller’s Representative is hereby authorized to execute for and on behalf of each Seller any amendment to this Agreement. The Buyer is entitled to rely (without investigation) on any action taken by the Seller’s Representative as being taken by the Seller’s Representative for herself and on behalf of each of the Seller, and fully authorized by each of the Seller. This appointment of agency and this power of attorney is coupled with an interest and shall be irrevocable and shall not be terminated by any Seller or by operation of law, whether by the death or incapacity of any Seller or the occurrence of any other event, and any action taken by the Seller’s Representative shall be as valid as if such death, incapacity or other event had not occurred, regardless of whether or not any Seller or the Seller’s Representative shall have received any notice thereof. Seller’s Representative shall act solely as a representative and agent of the Seller. Nothing in this Agreement is intended to, or shall be deemed to, constitute a partnership or joint venture among the Seller or between the Seller’s Representative and any other Seller.

[Signatures on Following Page]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed effective as of the date first above written.

BUYER:	REDHAWK ENERGY CORPORATION,
a Delaware corporation

	By:	/s/ G. Darcy Klug
G. Darcy Klug
President

SELLER:	XXTREME GROUP, L.L.C.
a Louisiana limited liability company

	By:	/s/ Steve Turner
Steve Turner, President

/s/ JUSTIN JANSKY
JUSTIN JANSKY

/s/ CHARLIE JANSKY
CHARLIE JANSKY

EXHIBIT “A”

The Companies

Xxtreme Pipe Services, LLC, a Texas limited liability company

Xxtreme Pipe Storage, LLC, a Texas limited liability company

Xxtreme Tubular Processors, LLC, a Texas limited liability company

Wolf Pack Rentals, L.L.C., a Texas limited liability company

EXHIBIT “B”

Certificate of the Designations, Powers, Preferences and Rights

of Class B Preferred Stock - Series One

EXHIBIT “C”

Certificate of the Designations, Powers, Preferences and Rights

of Class B Preferred Stock - Series Two

EXHIBIT “D”

Form of Key Employee Escrow Agreement

EXHIBIT “E-1”

Form of Employment Agreement

EXHIBIT “F”

Form of Seller Counsel Opinion

EXHIBIT “G”

Form of Seller Secretary Certificate

EXHIBIT “H”

Form of Buyer Secretary Certificate

EXHIBIT “I”

Seller’s Release of Companies

SELLER DISCLOSURE SCHEDULE